Exhibit 4.17

November 14, 2006

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
Attn: Paula Caroppoli

Re: Fifth Amendment to Rights Agreement

Ladies and Gentlemen:

Pursuant to Section 26 of the 1998 Common Stock Purchase Rights Agreement, dated as of January 6, 1998, as amended September 3, 1998, April 18, 1999, January 13, 2000 and April 13, 2000 (the “Rights Agreement”), between RailAmerica, Inc., a Delaware corporation (the “Company”) and American Stock Transfer & Trust Company (the “Rights Agent”), the Company, by resolution adopted by its Board of Directors on November 14, 2006, hereby amends the Rights Agreement as follows (this “Fifth Amendment”) and certifies to the Rights Agent that this Fifth Amendment complies with the terms of Section 26 of the Rights Agreement:

1. Section 1 of the Rights Agreement is hereby amended by deleting the definition of “Acquiring Person” set forth in subsection (a) thereof in its entirety and substituting therefor a new definition of “Acquiring Person” to read as follows:

“Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of fifteen percent (15%) or more of the shares of Common Stock then outstanding. Notwithstanding the foregoing, the term “Acquiring Person” shall not include (i) the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (ii) EGS Associates, L.P., a Delaware limited partnership, EGS Partners L.L.C., a Delaware limited liability company, Bev Partners, L.P., a Delaware limited partnership, Jonas Partners, L.P., a New York limited partnership, EGS Management, L.L.C., a Delaware limited liability company, William Ehrman, Frederic Greenberg, Jonas Gerstl and Julia Oliver, unless (a) such Persons shall be the Beneficial Owners, individually or in the aggregate, of more than twenty-five percent (25%) of the shares of Common Stock then outstanding, (b) the Agreement, dated August 21, 1998, between the Company, EGS Associates, L.P., EGS Partners, L.L.C., BEV Partners, L.P., Jonas Partners, L.P., William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl, James McLaren and William Lautman, as such Agreement may be amended or supplemented from time to time, shall be determined to be unenforceable by a court of competent jurisdiction or (c) such Persons shall challenge the enforceability of such Agreement, (iii) Barclays Bank PLC and the lenders named in that certain Senior Secured Loan Facility and Guaranty Agreement (the “Facility”) dated as of April 30, 1999 among Freight Victoria, the Company, RailAmerica Australia Pty Ltd., Barclays Bank PLC and the lenders named therein (such lenders collectively with Barclays Bank PLC to be referred to hereinafter as the “Lenders”), but only with respect to (A) warrants (the “Warrants”) to purchase shares of Common Stock issued by the Company to the Lenders pursuant to the Facility and pursuant to that certain Warrant Agreement dated as of April 30, 1999 between the Company and the Lenders and (B) the  shares of Common Stock issuable upon exercise of the Warrants, it being understood that all other shares of Common Stock acquired by the Lenders independent of (A) or (B) above shall be considered for purposes of determining Acquiring Person status of Lenders; (iv) RR Acquisition Sub Inc., RR Acquisition Holding LLC or any of their respective Affiliates or Associates; or (v) any Person who or which, together with all Affiliates and Associates of such Person, would be an Acquiring Person solely by reason of a reduction in the number of issued and outstanding shares of Common Stock of the Company pursuant to a transaction or series of related transactions approved by a majority of the Independent Directors, if any, then in office and approved by a Supermajority Vote; provided, further, however, that in the event that such Person described in the foregoing clause (v) does not become an Acquiring Person by reason of the foregoing clause (v), such Person shall nonetheless become an Acquiring Person in the event such Person thereafter acquires Beneficial Ownership of an additional one percent (1%) of the Common Stock of the Company, unless such additional Common Stock ownership results solely from a subsequent reduction in the number of issued and outstanding shares of Common Stock of the Company.”

2. This Fifth Amendment shall be deemed a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and to be performed entirely within such state.

3. This Fifth Amendment may be executed in counterparts and both of such counterparts shall for all purposes be deemed an original, and such counterparts shall constitute but one and the same instrument.

4. This Fifth Amendment shall be effective as of the date first written above and deemed effective prior to the execution and delivery of the Agreement and Plan of Merger, dated as of November 14, 2006, by and among RR Acquisition Holding LLC, RR Acquisition Sub Inc. and the Company, and all references to the Rights Agreement shall, from and after such time, be deemed references to the Rights Agreement as amended hereby.

Very truly yours,

RAILAMERICA, INC.

By:/s/ Michael J. Howe
Name: Michael J. Howe
Title: Executive Vice President,
Chief Financial Officer and Treasurer

Fifth Amendment Acknowledged and Agreed to by:

AMERICAN STOCK TRANSFER & TRUST COMPANY, as RIGHTS AGENT

By:/s/ Paula Caroppoli
Name: Paula Caroppoli
Title: Vice President